Exhibit 99.1

Yintech Reports First Quarter 2018 Unaudited Financial Results

SHANGHAI, China, May 30, 2018 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter ended March 31, 2018.

For the first quarter of 2018, Yintech generated revenues of RMB268.5 million (US$42.8 million), compared to RMB386.1 million for the previous quarter. Net commissions and fees from securities services were RMB45.1 million (US$7.2 million), an increase of 246.9% compared to the previous quarter.

	For the quarter ended			% Change
In RMB million, except otherwise specified	March 31, 2017	December 31, 2017	March 31, 2018	YoY	QoQ
Revenues	1,104.6	386.1	268.5	(75.7)%	(30.5)%
Net commissions and fees	1,053.5	286.7	242.6	(77.0)%	(15.4)%
Net commissions and fees from securities services	—	13.0	45.1		246.9%
Net income/(loss) attributable to Yintech	381.3	(54.6)	(50.3)
EPS per ADS - diluted (RMB)	5.14	(0.72)	(0.69)

Non-GAAP data
Non-GAAP net income/(loss) attributable to Yintech	397.4	61.4	(29.1)
Non-GAAP EPS per ADS - diluted (RMB)	5.36	0.81	(0.40)

“We started to consolidate Forthright Securities’ results of operations during this quarter, which strengthened and diversified our securities services business,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “On the other hand, our commodities services business was adversely impacted by unfavorable market conditions as well as the Chinese New Year holiday. We are pleased to announce that our board of directors has appointed Mr. Yonghong Fan, a veteran of China’s financial industry, as our independent director and audit committee member. We strongly believe Yonghong’s deep experience in managing a wide variety of financial institutions, and his in-depth knowledge of investments acquired over a long and successful career, will bring significant value to Yintech.”

Mr. Hongchen Yu, Interim CFO of Yintech, added. “In the first quarter of 2018, net commissions and fees from securities services continued their strong growth momentum thanks to our focus and efforts in expanding this segment, and we expect to deliver further growth in the coming quarters. In addition, our board of directors has approved a one-year extension of our share repurchase program. In a period of continued market volatility, we believe this will further contribute to our constant focus on shareholder value. We see sustainable strengths in our business and are confident in our ability to increase shareholder value in the future.”

Accounting Policy Change

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive new revenue recognition model designed to recognize revenue when the company transfers control of promised goods and services to the customer. In August 2015, the FASB issued ASU No. 2015-14 to defer the mandatory effective date for public entities to annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017.

Effective January 1, 2018, Yintech adopted the new revenue standard, ASC 606 — Revenue from Contracts with Customers, using the cumulative effect method.

Yintech has evaluated the impact of this new standard, including its impact on the Company’s business processes, systems and controls, and determined that because substantially all of the Company’s contracts do not contain multiple-elements arrangement, and also the Company records substantially all of its revenue and costs at a single point in time when service is delivered or completed, the new standard does not affect the total revenues or operating earnings recognized for each contract, nor the timing of when those amounts are recognized.

First Quarter 2018 Financial Results

Revenues for the quarter were RMB268.5 million (US$42.8 million), compared to RMB1,104.6 million in the same quarter last year and RMB386.1 million in the previous quarter. The decreases were mainly due to the decreases in net commissions and fees and other revenues.

Net commissions and fees for the quarter were RMB242.6 million (US$38.7 million), compared to RMB1,053.5 million in the same quarter last year and RMB286.7 million in the previous quarter.

Net commissions and fees from commodities services for the quarter were RMB197.5 million (US$31.5 million), a decrease of 27.8% from the previous quarter, primarily as a result of the decrease in customer trading volume. Customer trading volume was RMB499.5 billion (US$79.6 billion) during the quarter, a decrease of 30.3% from the previous quarter.

Net commissions and fees from securities services for the quarter were RMB45.1 million (US$7.2 million), an increase of 246.9% from the previous quarter, mainly due to the consolidation of Forthright Securities and an organic growth of securities advisory and securities information platform business.

Effective fee rate (representing net commissions and fees from commodities services as a percentage of customer trading volume) for the quarter was 0.040%, compared with 0.076% in the same quarter last year and 0.038% in the previous quarter.

Expenses for the quarter were RMB309.1 million (US$49.3 million), a decrease of 51.0% from RMB630.4 million in the same quarter last year and a decrease of 26.6% from RMB421.4 million in the previous quarter. The decreases were mainly due to cost control measures implemented on advertising and promotion expenses, as well as variable components of employee compensation and benefits.

Net loss for the quarter was RMB63.1 million (US$10.1 million), compared to net income of RMB376.1 million in the same quarter last year and net loss of RMB63.6 million in the previous quarter.

Net loss attributable to Yintech for the quarter was RMB50.3 million (US$8.0 million), compared to net income of RMB381.3 million in the same quarter last year and net loss of RMB54.6 million in the previous quarter.

Diluted loss per ADS for the quarter was RMB0.69 (US$0.11), compared to diluted earnings per ADS of RMB5.14 in the same quarter last year and diluted loss per ADS of RMB0.72 in the previous quarter.

Non-GAAP net loss attributable to Yintech for the quarter was RMB29.1 million (US$4.6 million), compared to net income of RMB397.4 million in the same quarter last year and net income of RMB61.4 million in the previous quarter.

Non-GAAP diluted loss per ADS for the quarter were RMB0.40 (US$0.06), compared with non-GAAP diluted earnings per ADS of RMB5.36 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB0.81 in the previous quarter.

As of March 31, 2018, the Company had cash of RMB527.2 million (US$84.0 million) and short term investments of RMB1,314.1 million (US$209.5 million), compared with RMB690.5 million and RMB1,212.0 million as of December 31, 2017, respectively.

As of March 31, 2018, Total shareholders’ equity of Yintech was RMB3,604.1 million (US$574.6 million), compared with RMB3,576.2 million as of December 31, 2017.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2018 Second Quarter Guidance

•                  Revenues will be in the range of RMB280 million to RMB300 million.

Share Repurchase Program

On May 29, 2018, Yintech’s board of directors approved a share repurchase program (“Share Repurchase Program”), effective June 2, 2018, which authorizes the Company to repurchase up to US$30 million worth of its issued and outstanding American Depositary Shares over the course of 12 months. The Share Repurchase Program extends the Company’s previous share repurchase program that was effective for 12 months from June 2, 2017.

Yintech’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations.

The share repurchase program will be funded with Yintech’s available cash balance. As of March 31, 2018, Yintech had cash of RMB527.2 million (US$84.0 million) and short term investments of RMB1,314.1 million (US$209.5 million).

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2726 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2018. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Wednesday, May 30, 2018 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, June 6, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10120798

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Customer trading volume (in RMB billion)	1,389.0	717.1	499.5

Net commissions and fees (in RMB million)
Commodities services[1]	1,053.5	273.7	197.5
Securities services[2]	—	13.0	45.1
Total	1,053.5	286.7	242.6

Effective fee rate[3]	0.076%	0.038%	0.040%

Active accounts[4]	60,693	31,999	31,460

Tradable accounts[5]	163,628	108,850	118,382

Note

(1) Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

(2) Represents net commissions and fees earned by providing securities advisory services, securities information platform services and asset management services to customers.

(3) Represents net commissions and fees from commodities services as a percentage of customer trading volume.

(4) Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

(5) Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Revenues
Commissions and fees, net	1,053,472	286,749	242,572
Trading gains, net	5,854	9,771	11,679
Interest and investment income	2,568	1,390	705
Other revenues	42,714	88,181	13,512
	1,104,608	386,091	268,468

Expenses
Employee compensation and benefits	(366,727)	(254,885)	(194,310)
Advertising and promotion	(179,615)	(92,012)	(40,605)
Information technology and communications	(6,802)	(7,950)	(5,279)
Occupancy and equipment rental	(30,263)	(30,789)	(27,102)
Taxes and surcharges	(8,175)	(2,298)	(1,321)
Intangible assets amortization	(14,138)	(14,158)	(14,771)
Other expenses	(24,662)	(19,287)	(25,753)
	(630,382)	(421,379)	(309,141)

Income before income taxes	474,226	(35,288)	(40,673)
Income taxes	(98,109)	(28,317)	(22,419)
Net income/(loss)	376,117	(63,605)	(63,092)
Less: Net loss attributable to non-controlling interests	(5,156)	(8,972)	(12,826)
Net income/(loss) attributable to Yintech	381,273	(54,633)	(50,266)
Other comprehensive income	(148)	(18,068)	(4,726)
Comprehensive income/(loss) attributable to Yintech	381,125	(72,701)	(54,992)

Earnings/(loss) per ADS[6] (RMB)
Basic	5.37	(0.76)	(0.71)
Diluted	5.14	(0.72)	(0.69)

Weighted average number of shares (‘000)[6]
Basic	1,418,693	1,444,399	1,417,709
Diluted	1,484,232	1,508,787	1,452,745

Number of shares outstanding at end of period (‘000)[4]	1,398,517	1,401,783	1,411,022

Note:

(6) Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31, 2017	March 31, 2018
Assets
Cash	690,478	527,157
Entrusted bank balances held on behalf of customers	150,452	253,531
Short term investments	1,212,006	1,314,102
Deposits with clearing organizations	1,152	1,222
Accounts receivable	171,156	211,971
Equipment and leasehold improvements	39,214	37,609
Deferred tax assets	34,431	20,626
Goodwill	1,096,972	1,096,945
Intangible assets	433,983	504,071
Equity method investment	—	24,492
Other assets	311,281	236,819
Total Assets	4,141,125	4,228,545

Liabilities and Shareholders’ Equity
Deferred tax liabilities	106,315	82,938
Income tax payable	73,458	64,887
Accounts payable	197,516	290,099
Accrued employee benefits	142,085	106,279
Other liabilities	45,553	80,243
Total liabilities	564,927	624,446

Equity attributable to Yintech shareholders	3,562,380	3,498,844
Equity attributable to non-controlling interests	13,818	105,255
Total shareholders’ equity	3,576,198	3,604,099

Total liabilities and shareholders’ equity	4,141,125	4,228,545

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018

Net income/(loss) attributable to Yintech	381,273	(54,633)	(50,266)
Add: Share-based compensation	5,832	105,771	10,897
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	10,303	10,303
Non-GAAP net income/(loss) attributable to Yintech	397,408	61,441	(29,066)

Non-GAAP earnings/(loss) per ADS[7] (RMB)
Basic	5.60	0.85	(0.41)
Diluted	5.36	0.81	(0.40)

Note:

(7) Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com